UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-33149

CUSIP Number: 62948N104

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☐ Form 10-Q         ☐ Form 10-D         ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

NYMEX Holdings, Inc.

Full name of registrant

N/A

Former name if applicable

One North End Avenue, World Financial Center

Address of principal executive office (Street and number)

New York, New York 10282-1101

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NYMEX Holdings, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 within the prescribed time period without unreasonable effort and expense due to delays encountered with final documentary review and approval, delaying the Company’s ability to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2007. The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2007 on March 3, 2008. Reported results will be consistent with those previously announced in the Company’s press release, dated February 1, 2008, and furnished with the Company’s Current Report on Form 8-K dated February 1, 2008.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Richard D. Kerschner                                                                                                       (212) 299-2211

    (Name)                                                                                                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s press release, dated February 1, 2008, and furnished with the Company’s Current Report on Form 8-K dated February 1, 2008, total operating revenues for the year ended December 31, 2007 were $673.6 million, a 35% increase from $497.2 million for the year ended December 31, 2006. The increase was, in part, due to growth in trading and clearing volume in the Company’s markets.

NYMEX Holdings, Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2008

NYMEX HOLDINGS, INC.

/S/ RICHARD D. KERSCHNER
Name: Richard D. Kerschner Title: General Counsel